UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)

CLINICAL DATA, INC.
(Name of Issuer)

COMMON STOCK, $.01 par value per share
(Title of Class of Securities)

18725U109
(CUSIP Number)

Third Security, LLC
The Governor Tyler
1881 Grove Avenue
Radford, Virginia 24141
Attention: Marcus E. Smith, Esq.
Telephone No.: 540-633-7971
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:
John Owen Gwathmey, Esq.
Hunton & Williams LLP
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219

February 9, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement
on Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this
schedule because of Rules 13d-1(e), (f) or (g),
check the following box ☐.

Page 1 of 10 Pages

CUSIP NO. 18725U109	13D	Page 2 of 10 Pages

1 _____	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Randal J. Kirk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _________________	7 _____	SOLE VOTING POWER 1,056,191
	8	SHARED VOTING POWER 2,174,501
	9	SOLE DISPOSITIVE POWER 1,048,191
	10	SHARED DISPOSITIVE POWER 2,174,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,230,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 18725U109	13D	Page 3 of 10 Pages

1 _____	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RJK, L.L.C. I.R.S. Identification No.: 54-1816015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _________________	7 _____	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 579,883
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 579,883
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,883
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO - limited liability company

CUSIP NO. 18725U109	13D	Page 4 of 10 Pages

1 _____	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New River Management II, LP I.R.S. Identification No.: 65-1166473
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _________________	7 _____	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 555,162
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 555,162
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON OO - limited partnership

CUSIP NO. 18725U109	13D	Page 5 of 10 Pages

1 _____	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kirkfield, L.L.C. I.R.S. Identification No.: 54-1725089
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _________________	7 _____	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 433,410
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 433,410
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 433,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO - limited liability company

This Amendment No. 15 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated November 26, 1999 and filed on December 6, 1999, as amended by Amendment No. 1 dated March 10, 2000 and filed on March 15, 2000, Amendment No. 2 dated June 8, 2000 and filed on June 9, 2000, Amendment No. 3 dated December 31, 2000 and filed on January 8, 2001, Amendment No. 4 dated February 7, 2001 and filed on March 1, 2001, Amendment No. 5 dated June 6, 2001 and filed on June 8, 2001, Amendment No. 6 dated June 25, 2001 and filed on June 26, 2001, Amendment No. 7 dated September 6, 2001 and filed on September 7, 2001, Amendment No. 8 dated October 23, 2001 and filed on October 26, 2001, Amendment No. 9 dated October 26, 2001 and filed on October 30, 2001, Amendment No. 10 dated August 21, 2002 and filed on August 21, 2002, Amendment No. 11 dated April 29, 2003 and filed on May 2, 2003, Amendment No. 12 dated November 10, 2003 and filed on November 14, 2003, Amendment No. 13 dated June 20, 2005 and filed on June 27, 2005, and Amendment No. 14 dated November 17, 2005 and filed on November 23, 2005 (as amended, the “Original Schedule 13D”), relating to the Common Stock, par value $.01 per share (the “Common Stock”), of Clinical Data, Inc., a Delaware corporation (the “Issuer”). Mr. Randal J. Kirk (“Mr. Kirk”), RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk (“RJK”), New River Management II, LP, a Virginia limited partnership that is controlled by Mr. Kirk (“NRM II”), and Kirkfield, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk (“Kirkfield” and, together with Mr. Kirk, RJK and NRM II, the “Reporting Persons”), are filing this Amendment to disclose the acquisition by New River Management III, LP, a Virginia limited partnership that is controlled by Mr. Kirk (“NRM III”), Third Security Staff (2001) LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Staff LLC”), and Radford Investment Limited Partnership, a Delaware limited partnership that is controlled by Mr. Kirk (“Radford”), of an aggregate of 153,355 shares of Common Stock through the exercise of warrants received in connection with the purchase of Common Stock by such entities in a private placement by the Issuer in November 2005. As described in this Amendment, some of the Common Stock that is beneficially owned by Mr. Kirk is directly beneficially owned by one of the following entities, each of which is controlled by Mr. Kirk: RJK, NRM II, NRM III, Kirkfield, Staff LLC, Radford and Zhong Mei, L.L.C., a Virginia limited liability company (“Zhong Mei”).

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

“On February 9, 2006, NRM III, Staff LLC and Radford each invested approximately $1.2 million of cash on hand to purchase an aggregate of 153,355 shares of Common Stock through the exercise of warrants received in connection with the purchase of Common Stock by such entities in a private placement by the Issuer in November 2005.”

Page 6 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“The aggregate number and percentage of shares of Common Stock to which this statement relates is 3,230,692 shares, representing 43.2% of the 7,479,757 shares outstanding as of the date of this report, based upon the number of shares disclosed by the Issuer as of November 10, 2005 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (the most recent available filing by the Issuer with the Securities and Exchange Commission) but taking into account (i) the shares of Common Stock issued in the private placement discussed herein, (ii) the shares of Common Stock issued upon the exercise of warrants discussed herein and (iii) 8,000 shares issued to Mr. Kirk in connection with his service to the Issuer as Chairman of the Board. Mr. Kirk directly beneficially owns 1,056,191 of the shares to which this report relates. The remaining 2,174,501 shares of Common Stock to which this statement relates are directly beneficially owned as follows:

Owner	Shares
Kirkfield	433,410
RJK	579,883
Zhong Mei	33,091
NRM II	555,162
NRM III	153,356
Radford	153,353
Staff LLC	266,246

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares directly beneficially owned by Kirkfield, RJK, Zhong Mei, NRM II, NRM III, Radford and Staff LLC.”

Item 5(b) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

“Mr. Kirk has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock reported as directly beneficially owned by him in Item 5(a) hereof. Mr. Kirk has, together with the respective direct beneficial owner, the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of shares of Common Stock reported as directly beneficially owned by each of Kirkfield, RJK, Zhong Mei, NRM II, NRM III, Radford and Staff LLC in Item 5(a) hereof.”

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

“Other than the purchase of Common Stock through the exercise of warrants issued in the private placement as reported herein and the issuance of shares of Common Stock in connection with Mr. Kirk’s service to the Issuer as the Chairman of the Board, the Reporting Persons have not engaged in any transactions in shares of Common Stock since the filing of Amendment No. 14 with the Securities and Exchange Commission on November 23, 2005.”

Page 7 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“In connection with the purchase in the private placement of Common Stock by NRM III, Staff LLC and Radford, the Issuer issued 51,119, 51,119 and 51,117 warrants, respectively, to NRM III, Staff LLC and Radford. The exercise price of the warrants was $23.40, equaling a twenty percent premium on the closing bid price of the Common Stock on the Nasdaq Stock Market on November 17, 2005, the closing date of the private placement. Upon issuance, the warrants were to be exercisable at any time six months after November 17, 2005 through the close of business on the fifth year anniversary of the date on which the warrants initially become exercisable. On February 6, 2006, the Issuer made the warrants exercisable for the additional period from February 6, 2006 through February 10, 2006. Except as otherwise described in this statement, to the best knowledge of any of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.”

Item 7.	Material to be Filed as Exhibits.

The following documents are being filed as exhibits to this Amendment and are incorporated herein by reference:

Exhibit 99.1	Joint Filing Agreement, dated as of February 14, 2006, by and among Randal J. Kirk, RJK, L.L.C., New River Management II, LP and Kirkfield, L.L.C.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006	/s/ Randal J. Kirk
Randal J. Kirk

Date: February 14, 2006	RJK, L.L.C.

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

Date: February 14, 2006	NEW RIVER MANAGEMENT II, LP

	By:	Third Security Capital Partners, LLC, its general partner

	By:	Third Security, LLC, its managing member

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Sole Member

Date: February 14, 2006	KIRKFIELD, L.L.C.

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit

Exhibit 99.1	Joint Filing Agreement, dated as of February 14, 2006, by and among Randal J. Kirk, RJK, L.L.C., New River Management II, LP and Kirkfield, L.L.C.

Page 10 of 10 Pages